                                                                                                         ---------------------------
FORM 3                                                                                                           OMB Approval
                                                                                                         ---------------------------
                                                                                                         OMB Number 3235-0104
                                                                                                         Expires: October 31, 2001
                                                                                                         Estimated average burden
                                                                                                         hours per response... 0.5


                                             U.S.  SECURITIES AND EXCHANGE COMMISSION
                                                    WASHINGTON, D.C. 20549

                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting       |  2. Date of Event Re-   |  4. Issuer Name and Ticker or Trading Symbol
   Person(1)                           |     quiring Statement   |     BancFirst Ohio Corporation BFOH
   UNB Corp.                           |     (Month/Day/Year)    |------------------------------------------------------------------
---------------------------------------|                         | 5. Relationship of Reporting     | 6. If Amendment, Date of
(Last)        (First)       (Middle)   |      9/5/01             |    Person(s) to Issuer           |    Original (Month/Day/Year)
                                       |-------------------------|    (Check all applicable)        |             N/A
 220 Market Ave., South                |  3. IRS or Social       | ___ Director      __X__ 10% Owner|-------------------------------
---------------------------------------|     Security Number     | ___ Officer       _____ Other    | 7. Ind.or Joint/Group Filing
               (Street)                |     of Reporting        |     (give title         (specify |    (Check applicable line)
                                       |     Person (Voluntary)  |      below              below)   | _X_ Form Filed by One
                                       |                         |                                  |     Reporting Person
 Canton, OH 44702                      |     34-1442295          |                                  | ___ Form Filed by More than
                                       |                         |      ------------------------    |     One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
(City)          (State)         (Zip)

                                          TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
   (Instr. 4)                          |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 4)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
------------------------------------------------------------------------------------------------------------------------------------
(1) If the form is filed by more than one reporting person, see Instruction 5(b)(v)                                           (Over)
    Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.

FORM 3 (CONTINUED)
        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-   | 6. Nature of Indirect
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship     |    Beneficial
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of  |    Ownership
                               |   Date        |                                  |  Price of |    Deriv-   |    (Instr. 5)
                               |   (Month/Day/ |                                  |  Deriv-   |    ative    |
                               |   Year)       |                                  |  ative    |    Security:|
                               |---------------|----------------------------------|  Security |    Direct   |
                               |Date   | Expir-|                         | Amount |           |    (D) or   |
                               |Exer-  | ation |         Title           | or     |           |    Indirect |
                               |cisable| Date  |                         | Number |           |    (I)      |
                               |       |       |                         | of     |           |  (Instr. 5) |
                               |       |       |                         | Shares |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
  Option to                    |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
  Buy Stock(1)                 |  (2)  |  (2)  |  Common Stock           |1,302,533   $20.95  |      D      |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
  Option to                    |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
  Sell Option                  |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
  and Stock(1)                 |  (3)  |  (3)  | Common Stock            |1,302,533    (3)    |      D      |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) See attached Exhibit A;     (2) See attached Exhibit B;     (3) See attached Exhibit C
    UNB Corp.

                                            By:        /s/ Roger L. Mann                    September 13, 2001
                                                ------------------------------------        -----------------
                                                   Signature of Reporting Person(1)                Date



(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                                                                Page 2

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------


EXHIBIT A

         (1) UNB Corp ("UNB") disclaims beneficial ownership of all such shares and options to purchase and sell shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). Beneficial ownership of such shares is being reported hereunder solely as a result of an option granted pursuant to the terms of a Stock Option Agreement dated September 5, 2001 (the "OPTION AGREEMENT") with BancFirst Ohio Corporation ("BANCFIRST"). UNB expressly disclaims any beneficial ownership of such shares of BancFirst Common Stock that are obtainable by UNB upon exercise of the Option, and its right to require BancFirst to repurchase such options and shares, because the Option is exercisable only in certain circumstances set forth in the Option Agreement, none of which has occurred as of the date hereof. Shares held in trust accounts, managed accounts or other similar arrangements by one or more subsidiaries of the reporting person are not included. The reporting person disclaims beneficial ownership of such shares.



                                                               Page 3 of 8 Pages

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------

EXHIBIT B

         On September 5, 2001, BancFirst Ohio Corporation, an Ohio corporation ("BANCFIRST") and UNB corporation ("UNB") as well as related entities entered into an Agreement of Merger and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), pursuant to which BancFirst and UNB will be merged with UNB as the surviving corporation (the "MERGER"). Additionally, BancFirst's banking subsidiary, The First National Bank of Zanesville, will be merged with and into UNB's banking subsidiary, United National Bank & Trust Co.

         As a condition and inducement to UNB's entering into the Reorganization Agreement, BancFirst entered into the Option Agreement with UNB pursuant to which BancFirst granted UNB the Option to purchase up to 1,302,533 shares of BancFirst Common Stock at a price of $20.95 per share, exercisable only in certain circumstances. The number of shares issuable upon exercise of the Option (such shares, "OPTION SHARES") is subject to adjustment in the event that any shares of BancFirst Common Stock are issued or otherwise become outstanding or are redeemed, repurchased or retired or otherwise cease to be outstanding after the date of the Option Agreement so that after such action the number of Option Shares equals 14.9% of the number of shares of BancFirst Common Stock then outstanding without giving effect to any shares issued or issuable upon exercise of the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of shares of BancFirst Common Stock outstanding by reason of any stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction by BancFirst.

         Provided that (i) UNB or any other holder of the Option shall not be, on the date of exercise, in material breach of the agreements or covenants contained in the Reorganization Agreement or the Option Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined therein); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Reorganization Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined therein), other than a termination of the Reorganization Agreement by UNB pursuant to Section 9.1(d) thereof (a "DEFAULT TERMINATION"), (C) 12 months after the termination of the Reorganization Agreement by UNB pursuant to a Default Termination, and (D) 12 months after termination of the Reorganization Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; and provided, further, that any purchase of shares upon exercise of

                                                               Page 4 of 8 Pages

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------

the Option shall be subject to compliance with applicable laws, including without limitation the Bank Holding Company Act of 1956, as amended (the "BHCA")

         The term "PURCHASE EVENT" means the occurrence of any of the following events: (i) Without UNB's prior written consent, BancFirst shall have authorized, recommended or publicly-proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UNB or any subsidiary of UNB) to effect (A) a merger, consolidation or similar transaction involving BancFirst or any of its subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets of BancFirst or any of its subsidiaries representing in either case 25% or more of the consolidated assets of BancFirst and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of BancFirst or any of its subsidiaries (any of the foregoing an "ACQUISITION TRANSACTION"); or (ii) any person (other than UNB or any subsidiary of UNB) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "GROUP" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of BancFirst Common Stock.

         The term "PRELIMINARY PURCHASE EVENT" means the occurrence of any of the following events: (i) Any person (other than UNB or any subsidiary of UNB) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
Act), or shall have filed a registration statement under the Securities Act of 1933, as amended ("SECURITIES ACT"), with respect to, a tender offer or exchange offer to purchase any shares of BancFirst Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of BancFirst Common Stock (such an offer being referred to herein as a "TENDER OFFER" and an "EXCHANGE OFFER," respectively); or (ii)
(A) the holders of BancFirst Common Stock shall not have approved the Reorganization Agreement at the meeting of such stockholders held for the purpose of voting on the Reorganization Agreement, (B) such meeting shall not have been held or shall have been canceled prior to termination of the Reorganization Agreement or (C) BancFirst's Board of Directors shall have withdrawn or modified in a manner adverse to UNB the recommendation of BancFirst's Board of Directors with respect to the Reorganization Agreement, in each case after it shall have been publicly announced that any person (other than UNB or any subsidiary of UNB) shall have (x) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (z) filed an application (or given notice), whether in draft or final form, under the BHCA, the Home


                                                               Page 5 of 8 Pages

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------


Owners Loan Act, as amended, the Bank Merger Act, as amended, or the Change in Bank Control Act of 1978, as amended, or any similar state banking law, for approval to engage in an Acquisition Transaction; or (iii) BancFirst shall have breached any representation, warranty, covenant or obligation contained in the Reorganization Agreement and such breach would entitle UNB to terminate the Reorganization Agreement under Section 9.1(d) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Reorganization Agreement) after (x) a bona fide proposal is made by any person (other than UNB or any subsidiary of UNB) to BancFirst or its stockholders to engage in an Acquisition Transaction, (y) any person (other than UNB or any subsidiary of UNB) states its intention to BancFirst or its stockholders to make a proposal to engage in an Acquisition Transaction if the Reorganization Agreement terminates or (z) any person (other than UNB or any subsidiary of UNB) shall have filed an application or notice with any Governmental Entity to engage in an Acquisition Transaction.

                                                               Page 6 of 8 Pages

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------


EXHIBIT C

         Pursuant to the terms of the Option Agreement, under certain circumstances, BancFirst can be required to repurchase the Option and any Option Shares. At the request of the holder of the Option at any time commencing upon the first occurrence of a Repurchase Event (as defined in the Option Agreement) and ending 12 months thereafter, BancFirst is required to repurchase the Option and the Option Shares at an aggregate price equal to the sum of (i) the aggregate Purchase Price paid by the holder for any shares of BancFirst Common Stock acquired pursuant to the Option; (ii) the excess, if any of (x) the Applicable Price (as defined in the Option Agreement) for each share of BancFirst Common Stock over (y) the Purchase Price multiplied by the number of shares of BancFirst Common Stock with respect to which the Option has not been exercised; and (iii) the excess, if any, of the Applicable Price over the Purchase Price paid (or, in the case of Option Shares with respect to which the Option has been exercised but the closing has not occurred, payable) by the holder for each share of BancFirst Common Stock with respect the Option has been exercised, multiplied by the number of such shares. All of UNB's and any holder's rights to require BancFirst to repurchase the Option and any Option Shares terminate on the date of termination of the Option pursuant to Section 3(a) of the Option Agreement.

         The term "APPLICABLE PRICE" means the highest of (i) the highest price per share of BancFirst Common Stock paid for any such share by the person or group causing a Repurchase Event; (ii) the price per share of BancFirst Common Stock received by the holders of BancFirst Common Stock in connection with any merger or other business combination causing a Repurchase Event; or (iii) the highest closing price per share of the BancFirst Common Stock quoted on the NASDAQ Stock Market's National Market ("NASDAQ/NMS") (or if the BancFirst Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded during the 60 business days preceding the date on which the holder exercises its rights under Section 8 of the Option Agreement. In the event of a sale of less than all of BancFirst's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of BancFirst, divided by the number of shares of BancFirst Common Stock outstanding at the time of such sale.

         A "REPURCHASE EVENT" is deemed to have occurred if (i) any person or group (other than UNB or any subsidiary of UNB) shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, 50% or more of the outstanding shares of BancFirst Common Stock; (ii) BancFirst consolidates or merges into any person (other than UNB or one of its subsidiaries) and BancFirst shall not be the continuing or surviving corporation of such


                                                               Page 7 of 8 Pages

U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

------------------------------------------ ------------------------------------ --------------------------------------
1.       Name and Address of Reporting     2.       Date of Event Requiring       4. Issuer Name and Ticker or
         Person                                     Statement                        Trading Symbol

     UNB Corp                                       September 5, 2001           BancFirst Ohio Corporation  BFOH
     220 Market Avenue South
     Canton, Ohio 44702
------------------------------------------ ------------------------------------ --------------------------------------

consolidation or merger; (iii) any person (other than UNB or one of its subsidiaries) merges into BancFirst with BancFirst being the continuing or surviving corporation, but in connection with such merger, the then outstanding shares of BancFirst Common Stock is exchanged for stock or other securities of BancFirst or any other person or cash or any other property or the outstanding shares of BancFirst Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iv) BancFirst sells or otherwise transfers assets representing more than 50% of the consolidated assets of BancFirst and its subsidiaries to any person (other than UNB or one of its subsidiaries).

                                                               Page 8 of 8 Pages